UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:	001-34273
CUSIP Number:	14170T 101

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

CareFusion Corporation

Full Name of Registrant

N/A

Former Name if Applicable

3750 Torrey View Court

Address of Principal Executive Office (Street and Number)

San Diego, California 92130

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a	)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b	)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c	)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CareFusion Corporation (the “Company”) was not, without unreasonable effort or expense, able to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2012 (the “Form 10-K”) by the August 29, 2012 due date.

As reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission)” on August 29, 2012, the Company voluntarily submitted a no-objection request to the Office of the Chief Accountant (the “OCA”) of the Commission regarding the Company’s accounting policy for sales-type leases associated with its Pyxis® medication and supply dispensing products. The Company’s accounting for sales-type leases has been consistently applied for over a decade, and the Company continues to believe that it is the correct accounting treatment under generally accepted accounting principles. However, in connection with the Company’s year-end audit and the preparation of the Form 10-K, the Company was made aware of a potential alternative application of the accounting rules, and the Company is now seeking guidance from the OCA.

If the OCA does not object to the Company’s current accounting policy, the Company will file the Form 10-K promptly after such a determination is made. In this case, the Form 10-K would not be expected to include any change in the Company’s results of operations from the prior year period or its preliminary financial results for the fiscal year ended June 30, 2012, which the Company previously announced on August 9, 2012. If the OCA does not grant the Company’s no-objection request and concludes that the Company should apply the alternative accounting methodology being discussed, it will have an impact on the manner in which the Company recognizes revenue for sales-type leases associated with its medication and supply dispensing products. Using this alternative methodology would result in an increase in the amount of revenue the Company records at the inception of each lease and a decrease in the amount of revenue recorded as finance income over the life of each lease, which are typically five years. If the Company were to make such a change, it could be required to restate its historical financial statements, as well as its previously announced preliminary financial results for the fiscal year ended June 30, 2012.

While the Company hopes to resolve this issue and file the Form 10-K within the 15-day extension period afforded by Rule 12b-25, which is September 13, 2012, there is no assurance that the Company can complete such process in time to allow for a timely filing.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James F. Hinrichs, Chief Financial Officer	858	617-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No *

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	As set forth above, if the OCA does not object to the Company’s current accounting policy for its sales-type leases, the Company will file the Form 10-K promptly after such a determination is made. In this case, the Form 10-K would not be expected to include any change in the Company’s results of operations from the prior year period or its preliminary financial results for the fiscal year ended June 30, 2012, which the Company previously announced on August 9, 2012.

If the OCA does not grant the Company’s no-objection request and concludes that the Company should apply the alternative accounting methodology being discussed, it will have an impact on the manner in which the Company recognizes revenue for sales-type leases associated with its medication and supply dispensing products. If the Company were to make such a change, it could be required to restate its historical financial statements, as well as its previously announced preliminary financial results for the fiscal year ended June 30, 2012. The Company is unable to anticipate at this time whether the OCA will grant the Company’s no-objection request or whether a restatement will be required.

Generally, if the Company is required to change its accounting treatment for its sales-type leases as contemplated by the alternative accounting methodology being discussed with the OCA, the Company believes the change in accounting treatment and any restatement required as a result thereof would likely result in the following:

•	no impact to the Company’s previously reported cash, cash equivalents, short-term investments and overall cash flows;

•	a modest increase in the Company’s cumulative revenue and earnings (while the impact on any particular fiscal year may vary); and

•	an increase in the Company’s investment in sales-type leases on the balance sheet.

However, until it completes its discussions with the OCA, and any additional related work, the Company is unable to determine the changes, if any, in its results of operations for the years ended June 30, 2010, 2011 and 2012 that may be reflected in the financial statements to be included the Form 10-K.

Cautionary Statement Regarding Forward-Looking Information

This filing contains “forward-looking statements”, including the Company’s statements regarding the Company’s accounting policies, the impact of potential changes in the Company’s accounting policies, the potential restatement of the Company’s prior financial reports, the Company’s timing for filing its Form 10-K, and the nature of any potential adjustments of the restated financial reports. The Company intends forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates,” “plans,” or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause the Company’s actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that additional information may arise during the course of the Company’s lease accounting review that may require the Company to make additional adjustments, the time and effort required to complete the Company’s discussions with the OCA, and the time and effort required to complete a restatement of the financial reports, if required, as well as other risks described more fully in Item 1A in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2011, which are expressly incorporated herein by reference, and other factors as may periodically be described in the Company’s filings with the Commission. We undertake no obligation to update publicly any of these statements in light of future events, except as required in subsequent reports we file with the Commission.

CareFusion Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 29, 2012	By:	/s/ James F. Hinrichs
		Name:	James F. Hinrichs
		Title:	Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).